[GRAPHIC OMITTED]

Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: 55 61 429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: 55 61 429-5673


                      TELE NORTE CELULAR PARTICIPACOES S.A.
                       REPORTS FIRST QUARTER 2005 RESULTS

- EBITDA margin at 32.6% of net service revenues for the 1Q05
- Client base reached 1.3 million for the quarter


Brasilia, May 10, 2005 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the providers of wireless telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its first quarter 2005 results. The Company registered net additions of 22,312 for the quarter, increasing the client base to 1,278,586. For the quarter, EBITDA reached R$31.5 million, representing 32.6% of net service revenues.

Operating Highlights:

Net additions of 22,312 customers in 1Q05
--------------------------------------------------------------------------------

The Company's customer base reached 1,278,586 during the first quarter of 2005. Year-over-year, this represents a 25% increase in the client base. Net additions amounted 22,312 for the quarter. Year-over-year, net additions reached to 256,739.

For the first quarter of 2005, prepaid net additions were 35,750, bringing the total prepaid base to 975,983 or 76% of the total base. The postpaid base decreased by 13,437 customers, ending the quarter with 302,603 customers or 24% of the total base.


                                CLIENT BASE (000)

                       1Q04      2Q04      3Q04      4Q04      1Q05
Prepaid                740       795       875       940       976
Postpaid               282       278       294       316       303
Total                1,022     1,073     1,168     1,256     1,279


                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 1/12
                                              ---------------------------

Churn rates
--------------------------------------------------------------------------------

The blended annualized churn rate increased during the quarter reaching 46% due to higher churn rates in the postpaid segment. The postpaid annualized churn rate for 1Q05 reached 41%. The increase in postpaid churn rates can be explained by the credit profile of the clients acquired during the latter part of 2004. The prepaid annualized churn rate remained stable for the quarter, totaling 48%.

                             CHURN RATE (annualized)


                       1Q04      2Q04      3Q04      4Q04      1Q05
Postpaid               38%       37%       29%       27%       41%
Prepaid                38%       36%       22%       48%       48%
Blended                38%       37%       24%       43%       46%


Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$96.5 million for the 1Q05, a decrease of R$4.1 million or 4% when compared to the previous quarter, primarily due to a 9% decrease in outgoing traffic associated with seasonality.

Net equipment revenues for the quarter totaled R$10.7 million, a decrease of 38.2% when compared to 4Q04. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.

As a result, total net revenues were R$107.2 million for the quarter, 9.1% lower when compared to the previous quarter.

Data revenues represented 4.2% of net services revenues for the quarter.

For the first quarter of the year, handset subsidies for client acquisitions were R$3.3 million or R$19.4 per gross addition, significantly lower than the R$11.8 million or R$54.9 registered in the previous quarter.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the first quarter of 2005 totaled R$29.0 million, fairly stable when compared to R$29.9 million reported in the 4Q04. Lower interconnection costs and Fistel taxes during the quarter were offset by higher leased lines costs related to the new GSM/EDGE network.

Selling and marketing expenses for the quarter totaled R$27.0 million, down 32% quarter-over-quarter, due to lower gross additions in the period as a result of seasonal factors. Selling and marketing expenses as a percentage of net service revenues were 28% in the 1Q05.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 2/12
                                              ---------------------------

Customer acquisition cost for the first quarter of 2005 decreased to R$152 from R$184 reported in the 4Q04. This can be attributed to lower sales efforts during the first quarter as a result of seasonal factors mentioned above.

Retention costs as a percentage of net service revenues were 11.8% for the quarter.

G&A expenses were positively impacted in the 1Q05 as a result of the reversal of a provision for contingency related to VAT (value added tax) in the amount of R$6.7 million. Excluding this non-recurring event, G&A expenses for the first quarter of 2005 would have reached R$7.7 million or 8% of net service revenues.

Bad debt as a percentage of net service revenues has increased to 4.9% when compared to 3.9% reported in the previous quarter. When calculated against total net revenues, bad debt reached 4.4% during the 1Q05 compared to 3.4% reported in the 4Q04.

                             BAD DEBT (R$ millions)

                               1Q04     2Q04     3Q04     4Q04     1Q05
% of net service revenues       4.2%     5.5%     4.9%     3.9%     4.9%
% of total net revenues         3.8%     5.0%     4.3%     3.4%     4.4%



Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 1Q05 totaled 176, representing an 11.1% decrease when compared to the 198 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) reached R$67.3 for the quarter, representing a decrease of R$4.4 or 6.1% when compared to the R$71.7 registered in the 4Q04. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality.

For the first quarter of the year, prepaid MOU reached 30, representing a 17% decrease when compared to 36 reported in the previous quarter. As a result, prepaid ARPU decreased to R$10.0 in the 1Q05 from R$10.9 reported in the 4Q04, representing a 8.2% reduction.

As a result, blended ARPU for the 1Q05 decreased R$2.2 or 8.2% reaching R$24.0, compared to R$26.2 registered in the last quarter of 2004.

It should be noted that differently from previous years, the Company has not increased its interconnection tariff during the first quarter. Such increase has been extremely positive for all wireless companies in Brazil since it partially compensates the decrease in ARPUs related to seasonality in the first quarters of every year.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 3/12
                                              ---------------------------

                                    ARPU (R$)

                       1Q04(1)     2Q04(1)   3Q04(2)      4Q04       1Q05
Postpaid                 84.5       89.1       80.2       71.7       67.3

Prepaid                  17.3       16.8       12.6       10.9       10.0

Blended                  36.2       36.2       29.6       26.2       24.0

Blended Pro-
forma (3)                32.3       32.2       28.4

1 - Operating under SMC rules.
2 - SMP was implemented as of August 2004.
3 - Estimates considering SMP rules.

Market share estimated at 33%
--------------------------------------------------------------------------------

Market share was estimated at 33% compared to 34% registered in the previous quarter. Gross sales share for the 1Q05 was estimated at 29.7%, representing a decrease of 2.4 p.p. when compared to the previous quarter.


EBITDA margin of 32.6% of net service revenues
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the first quarter of 2005 reached R$31.5 million and 32.6%, respectively, compared to R$13.7 million and 13.6% registered in the previous quarter.

                              EBITDA (R$ millions)

                       1Q04      2Q04      3Q04      4Q04      1Q05
EBITDA                 37.2      29.4      27.1      13.7      31.5
EBITDA Margin          31.7%     25.0%     25.8%     13.6%     32.6%

Depreciation and amortization
--------------------------------------------------------------------------------

For the 1Q05, depreciation and amortization totaled R$27.0 million, representing an increase of 8.8% when compared to 4Q04. This increase is related to higher investments made during the last quarter of the previous year.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 4/12
                                              ---------------------------

Net financial expense of R$8.9 million
--------------------------------------------------------------------------------

                                                        R$ millions
                                                 4Q04                  1Q05
Interest Expense (a)                             (21.6)                (11.8)
Interest Income (b)                                 4.2                   4.3
Foreign Exchange Gain (Loss) (c)                   17.1                 (1.1)
                                             ----------            ----------
Net Financial Income (Expense)                    (0.3)                 (8.6)

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


          DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

                                                               R$ millions
                                                           4Q04         1Q05
Expense related to debt denominated in foreign currency        12.1        (5.9)
Gain (loss) on hedging operations                            (13.6)        (3.5)
                                                         ----------   ----------
Sub-total                                                     (1.5)        (9.4)
Expense related to debt denominated in Reais                  (1.3)        (1.1)
                                                         ----------   ----------
Financial expense (debt related)                              (2.8)       (10.5)
Net financial expense (not related to debt)**                 (0.7)        (1.0)
                                                         ----------   ----------
Sub-total                                                     (3.5)       (11.5)
Interest income - cash investing activities                     3.2          2.9
                                                         ----------   ----------
Net Financial Income (Expense)                                (0.3)        (8.6)

* Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net loss of R$2.0 million for the quarter
--------------------------------------------------------------------------------

The net result for the 1Q05 was negative in R$2.0 million, or R$0.298 per ADS (R$0.006 per thousand shares).

Total debt of R$274.4 million
--------------------------------------------------------------------------------

Total debt was R$274.4 million, 91% of which was denominated in foreign currencies (86% denominated in US Dollars and 5% denominated in a currency basket index from BNDES). From total debt denominated in foreign currency, 50% was hedged.

Net debt of R$257.4 million
--------------------------------------------------------------------------------

As of March 31, 2005, the Company's indebtedness was partially offset by cash and cash equivalents (R$31.3 million) and receivables from loans (R$ 6.7 million) but was impacted by accounts payable from hedging operations (R$21.1 million), resulting in net debt of R$257.4 million.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 5/12
                                              ---------------------------

                             NET DEBT (R$ millions)


              1Q04        2Q04        3Q04        4Q04        1Q05
              238         233         231         198         257

Investments totaled R$3.3 million
--------------------------------------------------------------------------------

During the first quarter of 2005, Amazonia Celular's capital expenditures were R$3.3 million. The breakdown of such investments was as follows:

                                 CAPEX breakdown

     CAPEX (R$ millions)         1Q04     2Q04      3Q04      4Q04      1Q05
Network                            14.1      7.1      36.3      65.6       2.0
IS/IT                               2.5      1.3       0.5      15.8       0.4
Others                              0.2      1.0       2.7       5.0       0.9
T O T A L                          16.8      9.4      39.5      86.4       3.3


Debt payment schedule
--------------------------------------------------------------------------------

           Year             R$ millions         % denominated in
                                                foreign currency
   2005                             112.8                      77.3%
   2006                              12.2                     100.0%
   2007                              10.7                     100.0%
   2008                              10.7                     100.0%
   2009 and beyond                  128.0                     100.0%

Free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was negative R$36.3 million, compared to the positive cash flow of R$39.7 million reported in the previous quarter.

Financial ratios
--------------------------------------------------------------------------------

                Ratios             1Q04      2Q04     3Q04      4Q04      1Q05
Net Debt/EBITDA (1) =                1.50      1.59     1.66      1.84      2.53
Net Debt/Total Assets =               33%       32%      33%       25%       34%
Interest Coverage Ratio (1)  =        6.5       7.0      6.5       5.2       4.5
Current Liquidity Ratio =             1.1       1.0      0.9       0.8       0.8
(1) Last twelve months.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 6/12
                                              ---------------------------

Outlook
--------------------------------------------------------------------------------

Amazonia Celular expects mobile penetration, within the Company's area, to increase from the current level of 24% to 28-29% by the year-end. For the second quarter of the year, Amazonia Celular expects to maintain gross sales share at approximately 30%. Net additions are expected to primarily come from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to be approximately 5.0% to 6.0% for the 2Q05. Capital expenditures for the year should reach approximately R$120 million.

                               *******************

For additional information please contact:

                      Tele Norte Celular Participacoes S.A.
                          Investor Relations Department
      Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                    Phones: (55 61) 429-5600/5673/5616/ 5617
                              Fax: (55 61) 429-5626
                           E-mail: ri@telepart.com.br
                                   ------------------


                                   NEXT EVENTS
Conference Call
Phone: 1 (973) 409-9258
Date: May 11, 2005
Time: 11:00 a.m. (EDT) / 12:00 p.m. (Brasilia)
APIMEC MG
Venue: Telemig Celular S.A.
Date: May 11, 2005
Time: 6:00 p.m.
APIMEC SP
Venue: Hotel Intercontinental
Date: May 12, 2005
Time: 04:00 p.m.


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 7/12
                                              ---------------------------

                                OPERATIONAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                                        2004
                                            -------------------------------------------------------------      2005        Var.%
                                            1st Quarter  2nd Quarter  3rd Quarter  4th Quarter    YTD        1st Quarter (1Q05/4Q04)
                                            -----------  -----------  -----------  -----------  ---------    -----------------------
Licensed Pops (in millions)                      16.4         16.4         16.4         16.7         16.7         16.7      0.0%
------------------------------------------------------------------------------------------------------------------------------------
Clients                                     1,021,847    1,073,091    1,168,404    1,256,273    1,256,273    1,278,586      1.8%
    Postpaid                                  281,768      277,610      293,813      316,040      316,040      302,603     -4.3%
    Prepaid                                   740,079      795,481      874,591      940,233      940,233      975,983      3.8%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming                                                                                                                0.0%
    Postpaid                                       59           65           73           74           68           66    -10.3%
    Prepaid                                        33           31           27           27           30           23    -15.9%
MOU Outgoing                                                                                                                0.0%
    Postpaid                                      134          143          137          125          134          110    -11.5%
    Prepaid                                        10           10           10            9            9            7    -15.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
  (Million of Minute)                           138.0        140.9        141.1        135.8        555.7        123.4     -9.1%
Total Incoming Traffic
  (Million of Minute)                           124.0        124.9        131.9        140.7        521.5        127.7     -9.2%
------------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User -
  ARPU (R$)                                      36.2         36.2         29.6         26.2         31.8         24.0     -8.2%
    Postpaid                                     84.5         89.1         80.5         71.7         81.2         67.3     -6.1%
    Prepaid                                      17.3         16.8         12.6         10.9         14.2         10.0     -8.2%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
    Monthly Fee                                21,235       22,386       22,555       21,822       87,999       21,849      0.1%
    Outgoing Traffic                           47,089       44,274       39,705       41,987      173,055       37,003    -11.9%
    Incoming Traffic                           45,185       46,794       37,987       30,765      160,731       31,754      3.2%
    Other                                       3,679        4,252        4,646        5,992       18,568        5,871     -2.0%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                     117,188      117,706      104,893      100,567      440,355       96,477     -4.1%
------------------------------------------------------------------------------------------------------------------------------------
Data Revenues (% of
  net serv. revenue)                              2.7%         3.0%         3.3%         2.7%         3.3%         4.2%   1.5 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)
    Leased lines                                4,942        5,405        6,109        6,085       22,540        9,019     48.2%
    Interconnection                            24,797       25,828       11,893        5,663       68,181        4,380    -22.7%
    Rent and network maintenance                5,307        5,542        5,011        6,429       22,289        6,105     -5.0%
    FISTEL and other taxes                      4,364        5,842        6,935        6,732       23,873        5,684    -15.6%
    Other                                       2,859        1,256        2,416        4,951       11,482        3,849    -22.3%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                      42,269       43,872       32,364       29,860      148,365       29,038     -2.8%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualize Rate                           38.1%        36.5%        23.8%        42.7%        35.3%        46.5%   3.8 p.p.
    Postpaid                                     37.9%        36.8%        28.6%        27.1%        32.5%        41.2%   14.1 p.p.
    Prepaid                                      38.2%        36.4%        22.3%        47.9%        36.3%        48.2%   0.3 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                          163          153          199          184          178          152    -17.6 p.p.
Retention Costs (% of net serv.
  revenue)                                        9.4%        11.5%        13.2%        10.3%        11.1%        11.8%   1.5 p.p.
CAPEX (R$ millions)                              16.8          9.4         39.5         86.4        152.0          3.3    -96.2%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served                        209          208          209          212          212          210     -0.9%
Number of cell sites                              412          413          412          711          711          720      1.3%
Number of switches                                 11           11           11           11           11           12      9.1%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                                         909          800          786          816          816          879      7.7%
Market Share                                       39%          37%          35%          34%          34%          33%   1.7 p.p.
------------------------------------------------------------------------------------------------------------------------------------

                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 8/12
                                              ---------------------------

                           INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                                               2004
                                     ---------------------------------------------------------------------      2005       Var. %
                                      1st Quarter   2nd Quarter    3rd Quarter     4th Quarter     YTD       1st Quarter (1Q05/4Q04)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                165,155       159,699        148,454        142,807       616,115        137,127     -4.0%
Equipment Revenues - GROSS               16,251        19,210         22,342         24,387        82,190         15,634     -35.9%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                  181,406       178,909        170,796        167,194       698,305        152,761     -8.6%
Taxes                                   (52,876)      (47,675)       (49,598)       (49,313)     (199,462)       (45,592)    -7.5%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - NET                  117,188       117,706        104,893        100,567       440,354         96,477     -4.1%
Equipment Revenues - NET                 11,342        13,528         16,305         17,314        58,489         10,692     -38.2%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                    128,530       131,234        121,198        117,881       498,843        107,169     -9.1%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services                         42,269        43,872         32,364         29,860       148,365         29,037     -2.8%
Cost of Equipment                        14,142        18,669         24,537         29,073        86,421         13,982     -51.9%
Selling & Marketing Expenses             19,527        24,577         28,391         39,601       112,096         26,960     -31.9%
Bad Debt Expense                          4,875         6,531          5,158          3,953        20,517          4,735      19.8%
General & Administrative Expenses        10,532         8,200          3,690          1,731        24,153            969     -44.0%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                   37,185        29,385         27,058         13,663       107,291         31,486     130.4%
  %                                        31.7%         25.0%          25.8%          13.6%         24.4%          32.6%  19.0 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization              24,023        25,204         24,327         24,821        98,375         27,013       8.8%
Interest Expense(1)                      11,060         7,605         17,656         21,635        57,956         11,775     -45.6%
Interest Income                          (4,230)      (13,023)          (619)        (4,241)      (22,113)        (4,292)      1.2%
Foreign Exchange Loss                     3,770        18,655        (23,221)       (17,051)      (17,847)         1,062     -106.2%
Others                                    1,108         1,408          1,315         (3,652)          179          1,173     -132.1%
Income Taxes                               (369)       (3,512)         1,342         (3,243)       (5,782)        (2,688)    -17.1%
Minority Interests                          501        (1,302)         1,250         (1,265)         (816)          (563)    -55.5%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                1,322        (5,650)         5,008         (3,340)       (2,660)        (1,994)    -40.3%
------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)         335,084,155   335,084,155    335,084,155    335,084,155   335,084,155    335,084,155       0.0%
Earnings per thousands shares (R$)        0.004        (0.017)         0.015         (0.010)       (0.008)        (0.006)    -40.3%
Earnings per ADS (R$)                     0.197        (0.843)         0.747         (0.498)       (0.397)        (0.298)    -40.3%
------------------------------------------------------------------------------------------------------------------------------------


(1) Interest paid: 1Q04 - R$4,917 thousand; 2Q04 - R$4,541 thousands; 3Q04 - R$6,057 thousand: 4Q04 - R$5,225 thousand; and 1Q05 - R$6,899


                           First Quarter 2005 Results


                                              www.telenorteholding.com.br - 9/12
                                              ---------------------------

                            BALANCE SHEET (BR GAAP)

                                                                                                           (in R$ 000)
----------------------------------------------------------------------------------------------------------------------
                                       1Q05          4Q04                                             1Q05       4Q04
----------------------------------------------------------------------------------------------------------------------
Current Assets                                                 Current Liabilities
Cash & cash equivalents                31,260       99,879     Loans & Financing                     114,246   125,048
Accounts Receivable                    86,760       91,060     Loan Interest                           4,232     5,427
Taxes Receivable                       42,700       40,993     Suppliers                             124,771   162,887
Other Assets                           49,866       30,620     Taxes Payable                           6,814    10,385
                                 -------------------------     Dividends                               1,079     1,082
                                      210,586      262,552     Other Current Liabilities              15,803    16,186
                                                                                                ----------------------
                                                                                                     266,945   321,015
Long-term Assets                       99,120       76,608
                                          -            -       Loans & Financing                     160,112   160,826
Deferred Assets
                                                               Other Long-term Liabilities            44,096    38,698
Plant & Equipment
Cost                                  910,390      930,342     Minority Interest                      56,668    57,231
Accum Depreciation                  (469,489)    (466,952)
                                 -------------------------
                                      440,901      463,390     Shareholders' Equity                  222,786   224,780

----------------------------------------------------------------------------------------------------------------------
                                      750,607      802,550                                           750,607   802,550
----------------------------------------------------------------------------------------------------------------------


                            DEBT POSITION (BR GAAP)

                                                                      (R$ mil)
------------------------------------------------------------------------------
                                                1T05
                         -----------------------------------------------------
             Divida          R$           US$          Cesta de        Total
                                                       Moedas
------------------------------------------------------------------------------
Curto Prazo                  25,617        74,765        13,864        114,246
Longo Prazo                       -       160,112             -        160,112
------------------------------------------------------------------------------
Total                        25,617       234,877        13,864        274,358
------------------------------------------------------------------------------


                           First Quarter 2005 Results


                                             www.telenorteholding.com.br - 10/12
                                             ---------------------------

                              CASH FLOW (BR GAAP)

                                                                                    (in R$ 000)
-----------------------------------------------------------------------------------------------
                                                                        1Q05              YTD
-----------------------------------------------------------------------------------------------
Operating Activities:
-----------------------------------------------------------------------------------------------
Net income                                                            (1,994)           (1,994)
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
  Depreciation and amortization                                       27,013            27,013
  Monetary variation and foreign exchange loss (principal)             1,190             1,190
  Unrealized income on hedging operations                              3,214             3,214
  Deferred income taxes and social charges                            (2,543)           (2,543)
  Minority interest                                                     (563)             (563)
  Other                                                               (1,821)           (1,821)
Changes in operating assets and liabilities                          (77,223)          (77,223)
Net cash provided by operating activities                            (52,726)          (52,726)
-----------------------------------------------------------------------------------------------
Investing Activities:
-----------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                       91                91
Investment Acquisitions                                                  -                 -
Capital expenditures                                                  (3,275)           (3,275)
Net cash used in investing activities                                 (3,184)           (3,184)
-----------------------------------------------------------------------------------------------
Financing Activities:
-----------------------------------------------------------------------------------------------
  New loans                                                                -                 -
  Amortization of loans                                              (12,706)          (12,706)
  Payment of dividends and interest on capital                            (3)               (3)
Net cash from (used in) financing activities                         (12,709)          (12,709)
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 (68,619)          (68,619)
-----------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                    99,879            99,879
-----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                          31,260            31,260
-----------------------------------------------------------------------------------------------

                           First Quarter 2005 Results


                                             www.telenorteholding.com.br - 11/12
                                             ---------------------------

                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers - monthly

                  Sum of customers at the beginning and the end of the month
                  ----------------------------------------------------------
                                              2
b) Average customers - quarterly and year to date

                  Sum of the average customers for each month of the period
                  ---------------------------------------------------------
                                 Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

   Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
   --------------------------------------------------------------------------------
                                          3

b) Churn % - year to date

   YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
   ------------------------------------------------------------------------------------
                                  Number of months in the period

III) MOU - Minutes of Use (Monthly)

     Number of total billable minutes for the period / Average customers for the period
     ----------------------------------------------------------------------------------
                                  Number of months in the periods

IV) ARPU - Average Revenue per User

    Net service revenues for the period (excluding roaming-in revenues)
    -------------------------------------------------------------------
                         Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
           Commissions, Handsets subsidies, Advertising and promotions,
         FISTEL tax (activation tax), less Activation fee for the period)
         ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

    Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
            - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

             Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
                      * Does not include profit sharing.

                           First Quarter 2005 Results


                                             www.telenorteholding.com.br - 12/12
                                             ---------------------------